UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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02019880

RECEIVED MAR 05 2002 366

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 -_44802__

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

INTERACCIONES GLOBAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, 12TH FLOOR
(No. And Street)

NEW YORK,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FELIPE MARTIN DEL CAMPO (212) 461-2282
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, FELIPE MARTIN DEL CAMPO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERACCIONES GLOBAL, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SENIOR VICE PRESIDENT

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

INTERACCIONES GLOBAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Interacciones Global, Inc.:

We have audited the accompanying statement of financial condition of Interacciones Global, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Interacciones Global, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 26, 2002

INTERACCIONES GLOBAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 19,703
Securities owned, at market value	526
Receivable from clearing broker	210,745
Security deposit and other assets	216,682
TOTALS ASSETS	$ 447,656

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses payable	$ 18,535
Payable to affiliate	20,000
Total Liabilities	$ 38,535
Shareholder's Equity:	
Common stock –par value $.01, 100 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in-capital	7,743,708
Earnings deficit	(7,334,588)
Total Shareholder's Equity	$ 409,121
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 447,656

The accompanying notes are an integral part of this financial statement.

INTERACCIONES GLOBAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - GENERAL BUSINESS

Interacciones Global, Inc. (the "Company"), a wholly-owned subsidiary of Interacciones Casa de Bolsa Limited (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is as member of the National Association of Securities Dealers, Inc (the "NASD"). The Company is primarily engaged in the sale of Mexican, Argentine and U.S. securities to U.S. and U.K. institutional customers and brokers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company considers money market funds to be cash equivalents.

Transactions in securities and related revenues and expenses are recoded on a trade-date basis.

In preparing financial statements in conformity with generally accepted principles, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - DUE FROM CLEARING BROKER

A broker, pursuant to a clearing agreement, performs the clearing and depository functions for the Company's proprietary and customer transactions. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Parent of the Company is a Mexican broker-dealer, which executes transactions and performs depository functions for certain transactions in Mexico for the Company. The Parent has pledged, in the event any future liabilities arise, including but not limited to payments on litigation claims, to inject additional permanent capital into the Company, sufficient to settle such liabilities.

NOTE 5 – NET CAPITAL

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital as defined, to be 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $191,913, which exceeded its requirements by $91,913.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is a respondent in an NASD arbitration brought against it by a former executive of the Company. Legal counsel to the Company has indicated that it is still to early in the proceedings to determine or estimate the possibility of an unfavorable outcome. Management of the Company maintains that they have substantial defenses to be raised in the arbitration. In conjunction with the arbitration, the Company brought a counter suit against the same former executive.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The tax effect of the differences at December 31, 2001 is that a net deferred tax asset of zero has been determined as it is uncertain that the company will ever make use of the net operating loss carryforwards.

NOTE 8 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.